As filed with the Securities and Exchange Commission on February 28, 2002

Registration No. 5-31304

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

A. M. Castle & Co.
(Name of Subject Company (Issuer))

A. M. Castle & Co.
(Name of Filing Person (Offeror))

Certain Options under the A. M. Castle & Co. 1996 Restricted Stock and Stock Option Plan
and the A. M. Castle & Co. 2000 Restricted Stock and Stock Option Plan,
to Purchase Common Stock Par Value
$0.01 per Share of A. M. Castle & Co.
Held by Existing Option Holder
(Title of Class of Securities)

148411101
(CUSIP Number of Class of Securities)
(Underlying Class)

Copies to:

Jerry M. Aufox, Esq.
A. M. Castle & Co.
3400 North Wolf Road
Franklin Park, Illinois 60131
Telephone: (847) 349-2516

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$1,387,041	$127.60

(1)	Calculated solely for the purposes of determining the filing fee. This amount assumes that the options to purchase 813,875 shares of common stock of A. M. Castle & Co. having a weighted average exercise price of $17.16 will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .000092 per one million dollars of the value of the transaction.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable.

Form or Registration No.: Not applicable.

Filing party: Not applicable.

Date filed: Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Offer to Exchange dated 2/28/02
Form of Letter of Transmittal
Form of Cover Letter to Existing Option Holders
Form of Notice of Withdrawal of Tender

INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer to exchange options to purchase shares of our common stock, par value $0.01 per share (the “Common Stock”), held by our current employees who hold options with an exercise price equal to or greater than $12.00 per share. Our employees who received the option grants dated on or after January 1, 2002, are not eligible to participate in this offer. In exchange for the tendered options, employees will be granted new options to purchase shares of Common Stock (provided they are current, active employees) at a per share exercise price based on the fair market value of the Common Stock at the time of the grant of new options, which we anticipate will be in September of 2002. Specifically, the exercise price of the new options will be equal to the closing selling price per share on the day of grant for A. M. Castle & Co. Common stock as reported by the American Stock Exchange. This offer will be upon the terms and subject to the conditions in the Offer to Exchange dated February 28, 2002, attached hereto as Exhibit (A) (the “Offer to Exchange”) the related Form of Letter of Transmittal attached hereto as Exhibit (B) (the “Letter of Transmittal”), Form of Cover Letter to Offer to Exchange attached hereto as Exhibit (C) (Cover Letter) and Form of Notice of Withdrawal of Tender attached as Exhibit D “(Withdrawal Notice”)

     The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO-I, except as otherwise set forth below.

Item 1. Summary Term Sheet

     The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information

     (a)  Name and Address

     The name of the issuer is A. M. Castle & Co., a Maryland Corporation (the “Company”). The Company’s principal executive offices are located at 3400 North Wolf Road, Franklin Park, Illinois 60131, and its telephone number is (847) 455-7111. The information set forth in the Offer to Exchange under “Information Concerning Castle” is incorporated herein by reference.

     (b)  Securities

     This Schedule TO-I relates to an offer by the Company to current employees of the Company who hold options with an exercise price equal to or greater than $12.00 per share to exchange all options outstanding under the Company’s 1996 Restricted Stock and Stock Option Plan and 2000 Restricted Stock and Stock Option Plan, (collectively, the “Option Plan”) to purchase shares of the company Common Stock par value $.01 per share (the “Common Stock”), that have an exercise price equal to or greater than $12 per share (the “Existing Options”), for new options (the “New Options”) to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, are together referred to as the “Offer”. The number of shares of Common Stock subject to the New Options will be one (1) share of Common Stock under a New Option for every two (2) shares of Common Stock under an Existing Option accepted for exchange with an exercise price equal to or greater than $12.00 per share.

     The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“The Offer; Number of Options; Expiration Date”), Section 5 (“Acceptance of Existing Options for Exchange and Grant of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c)  Trading Market and Price

     The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identify and Background of Filing Person

     (a)  Name and Address

     The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under “Summary Term Sheet,” Introduction, “Section 1 (“The Offer; Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Existing Options for Exchange and Grant of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

     (b)  Purchases

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Company”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (a)  Transactions.

Not applicable.

     (b)  Significant Corporate Events.

Not Applicable.

     (c)  Negotiations or Contacts.

Not Applicable.

     (d)  Conflicts of Interest.

Not Applicable.

     (e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Company”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     (a)  Purposes.

     The information set forth in the Offer to Exchange under Section 2 (“Purposes of the Offer”) is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Existing Options for Exchange and Grant of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  Conditions.

     The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

     (c)  Expenses.

Not Applicable.

     (d)  Borrowed Funds.

Not Applicable.

Item 8. Interests in Securities of the Subject Company

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Company”) is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Company”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used

     (a)  Solicitations or Recommendations.

Not Applicable.

     (b)  Employees and Corporate Assets.

Not Applicable.

Item 10. Financial Statements

     (a)  Financial Information.

     The information set forth in the Offer to Exchange under Section 9 (“Information Concerning A. M. Castle & Co.”) and Section 16 (“Additional Information”) is incorporated herein by reference.

     The information referenced on page 12 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000, and pages 10 through 22 of the Annual Report stockholders contained in the Form 10-K for December 31, 2000 and Company’s Quarterly Report on Form 10-Q dated September 30, 2001.

     (b)  Pro Forma Information.

Not Applicable.

Item 11. Additional Information

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Company”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  Other Material Information.

Not Applicable.

Item 12. Exhibits

     (a)  Material Furnished to Security Holder

     Exhibit A                      Offer to Exchange dated February 28, 2002.

     Exhibit B                      Form of Letter of Transmittal.

     Exhibit C                      Form of Cover Letter to Existing Option Holders Regarding Offer.

     Exhibit D                      Form of Notice of Withdrawal of Tender.

     (b)  Not Applicable

     (c)  Not Applicable

     (d)(1) A. M. Castle & Co. 2000 Restrictive Stock and Stock Option Plan filed with the Commission as an Exhibit to the Company’s
      Proxy statement for the year 2000 which is incorporated herein by reference.

     (d)(2) A. M. Castle & Co. 1996 Restricted Stock and Stock Option Plan and 1996 Restricted Stock and Stock Option Plan.

     (e)  Not Applicable

     (f)  Not Applicable

     (g)  Not Applicable

     (h)  Not Applicable

Item 13. Information Required By Schedule 13e-3

     Not Applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

A.M. Castle & Co.

/s/ G. Thomas McKane G. Thomas McKane, President Chief Executive Officer

Date: February 28, 2002